Exhibit 12.1

 Simmons First National Corporation

 Computation of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividend

	Nine Months Ended
(In thousands, except ratios)	September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Fixed Charges:
Interest on deposits	$11,162	$11,297	$15,248	$9,079	$8,399	$10,625	$14,925
Interest on borrowings	4,900	5,483	7,105	4,892	3,864	4,992	5,471
Estimated interest on rental expense	1,738	1,787	2,167	1,663	1,264	936	617
Fixed charges before preferred stock dividends	17,800	18,567	24,520	15,634	13,527	16,553	21,013
Preferred stock dividends pre-tax income requirements	40	296	423	-	-	-	-
Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	17,840	18,863	24,943	15,634	13,527	16,553	21,013
Less: Interest on deposits	11,162	11,297	15,248	9,079	8,399	10,625	14,925
Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$6,678	$7,566	$9,695	$6,555	$5,128	$5,928	$6,088

Earnings:
Pretax income from continuing operations	$104,028	$75,720	$107,007	$50,290	$32,536	$40,015	$35,799
Fixed charges including interest on deposits	17,800	18,567	24,520	15,634	13,527	16,553	21,013
Earnings, including interest on deposits (C)	121,828	94,287	131,527	65,924	46,063	56,568	56,812
Less: Interest on deposits	11,162	11,297	15,248	9,079	8,399	10,625	14,925
Earnings, excluding interest on deposits (D)	$110,666	$82,900	$116,279	$56,845	$37,664	$45,943	$41,887

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	6.83	5.00	5.27	4.22	3.41	3.42	2.70
Excluding interest on deposits (D / B)	16.57	10.97	11.99	8.67	7.35	7.75	6.88